EXIST TRIBE

The World's Smartest Sleep Companion

PITCH VIDEO   INVESTOR PANEL


Yogapod
Time Picker
System Control
Start Now
Bed Time
Wake Time
Play Audio Tracks
STOP
Audio Selection
Background Noise
Pink Noise
Guided Meditation
No Sound
Isochronic Sound

existtribe.com   San Diego CA

Technology   Hardware   Software   App   Electronics

Highlights

Highlights

1. ☠️ CEO is former Navy SEAL. Built the company from his experience with extreme sleep deprivation.
2. 📝 Conducting an academic study right now with U.S. Navy SEALs and the Rest Node.
3. 📈 Hino Medical Clinic is including our product in EVERY treatment plan!
4. 💸 We already received $36,500 in REST NODE pre-orders leading up to our November Rest Node launch.
5. 🌏 We have interest from the U.S. Navy for our technology in Navy ship racks (beds).

6 💔 Sleep professionals are now coming to us to request support for their patients.

7 ⚡ Company has four patents, multiple trademarks, dozens of domains.

Our Team



Robert Sweetman   Founder & CEO

Former U.S. Navy SEAL U.S. Navy award for technology development University of California San Diego, MBA graduate Started 5 companies in lifetime Obsessed with Sleep Designed the REST NODE Designed the Virtual Sleep Environment (Yoga Pod)

> Robert lost a teammate in the SEAL teams to suicide. This occurred due to sleep deprivation, TBI and PTSD. Robert dedicated his life to sleep research and designing sleep products to give people a chance to get the rest they need. And, as you know, SEALs don't fail.



Terry Quinn   COO

Brought 3 other "start-up" products to market. VP of Operations at Qualcomm. VP Operations at Toshiba. VP Operations at Kyocera. VP of Operations at Blackberry.



Ben O'Hanlan   CTO

Was the president of Sealevel Systems, a technology defense contractor, for over 20 years. Has brought dozens of products to the defense sector. Designed the Yoga Sleep Node hardware stack.



Joselyne Williams   CFO

Managed $80M @ Public Traded Company. Double MBA, CPA. 20 years in Accounting.



Gaurav Mishra   Sleep Medicine Advisor

Voluntary Assistant Clinical Professor in the Psychiatry at UC San Diego Chief Behavioral Health Officer at San Ysidro Health Child & Adult Psychiatrist

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